UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Tenax Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

88032L506

(CUSIP Number)

Declan Doogan

16 Hammock Beach Court

Palm Coast, Florida 32137

(860) 501-2121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2022

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88032L506

1	NAME OF REPORTING PERSONS Declan Doogan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 181,894
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 181,894
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,894
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.94%(1)
14	TYPE OF REPORTING PERSON IN

__________________________

1 This percentage is based on 2,291,811 shares of common stock, $0.0001 par value per share (the “Common Stock”) of Tenax Therapeutics, Inc., a Delaware corporation (the “Issuer”), outstanding as of January 4, 2023, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on January 4, 2023.

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CUSIP No.	88032L506

SCHEDULE 13D

This Amendment No. 3 to the Schedule 13D (“Schedule 13D/A”), which amends the statement on Schedule 13D dated June 22, 2021, as further amended on August 24, 2021 and August 12, 2022 (“Schedule 13D”), is filed with the SEC by the Reporting Person. Except as expressly amended below, the Schedule 13D remains in effect. Capitalized terms used but not defined in this Schedule 13D/A shall have the meanings set forth in the Schedule 13D.

This Schedule 13D/A is being filed to show the Reporting Person’s beneficial ownership further to increases in the number of issued and outstanding shares of the Issuer’s Common Stock. In addition, on January 4, 2023, the Issuer effected a one-for-twenty (1:20) reverse stock split, whereby every twenty shares of the Issuer’s Common Stock was automatically converted into one share of the Issuer’s Common Stock.

Item 1. Security and Issuer

This Schedule 13D/A relates to the Issuer’s Common Stock. The principal executive offices of the Issuer are located at 101 Glen Lennox Drive, Suite 300, Chapel Hill, North Carolina 27517.

Item 4. Purpose of Transaction

Dr. Doogan has acquired, and holds, the shares of Common Stock reported herein for investment purposes. He may acquire additional shares of Common Stock depending on market conditions and the business performance of the Issuer, but does not currently plan to purchase a number of additional shares of Common Stock that would result in a substantial change in his beneficial ownership or his ability to influence control of the Issuer.

Other than as described above, and except that Dr. Doogan may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by him to one or more purchasers, or transfer or contribute shares of Common Stock to trusts for estate planning purposes, Dr. Doogan does not have any present plans which relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Person.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2023	/s/ Declan Doogan, M.D.
Declan Doogan, M.D.

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